FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 03, 2020

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company announces that all conditions of the tender offer of the common shares of ADLINK Technology Inc. have been satisfied.”, dated March 3, 2020.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 3, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

March 3, 2020

English Language Summary

Subject: The Company announces that all conditions of the tender offer of the common shares of ADLINK Technology Inc. have been satisfied.

Regulation: Published pursuant to Article 4-38 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2020/03/03

Contents:

1.	Date of occurrence of the event:2020/03/03

2.	Cause:

The Company launched a tender offer of the common shares of ADLINK Technology Inc. (“ADLINK”). As of 03/03/2020, the accumulated tendered shares have reached 11,033,441 shares, exceeding the minimum amount of 10,874,863 shares (representing 5.0% of the total issued and outstanding share capital of the ADLINK (equal to 217,497,257 shares including 14,707,559 shares of private placements) as shown in the system of commercial and industry registration profile of the Department of Commerce, the Ministry of Economic Affairs (last updated on November 19, 2019)). Thus, all the conditions of this tender offer have been satisfied. This public announcement is made pursuant to Subparagraph 2, Paragraph 2, Article 19 of the Regulations Governing Public Tender Offers for Securities of Public Companies.

3.	Countermeasures:

The tender offer of ADLINK's common shares will continue until 3:30 PM on 03/12/2020. A reminder to ADLINK shareholders with intent on participating in the tender offer, please bring your securities passbook and authorized seal to the brokerage where you open the securities account to complete the application to participate the tender offer. For further information, please contact the tender offer agent KGI Securities Co. at (02)2389-2999, or check the website http://www.kgieworld.com.tw/.

4.	Any other matters provided by the Securities and Futures Bureau, Financial Supervisory Commission:

(1)	Pursuant to Paragraph 4, Article 19 of the Regulations Governing Public Tender Offers for Securities of Public Companies, after the conditions of the public tender offer have been satisfied, if the offeror does not complete the payment by the time for payment of the tender offer consideration as specified in the prospectus, the offeree may, without issuing any notice of payment due, terminate the contract at its sole discretion. The mandated institution shall, on the following business day, return to the offeree the securities deposited by the offeree. However, if the time to return the securities to the offeree, as specified in the prospectus, is earlier than the time for payment of tender offer consideration, such stipulation shall govern.

(2)	Pursuant to Paragraph 6, Article 19 of the Regulations Governing Public Tender Offers for Securities of Public Companies, after this announcement is published, unless the law permits otherwise, the offeree cannot revoke its offer to sell.

(3)	While the number of the shares tendered has exceeded the minimum amount, unless the tendered shares are deemed void ab initio due to provisional remedies proceedings such as provisional attachment or provisional injunction, or enforcement proceedings, or other restrictions on transfer, or the tender offer is suspended after approval of the competent authority, the settlement and payment of the consideration for this tender offer will be handled within five business days(including the fifth business day) after the expiration of the tender offer period.